UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated April 3, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Horizonte 2 Project Update April 3, 2017

Horizonte 2 Project Update AGENDA Market Pulp Free Cash Flow and Valuation Financial Robustness & Corporate Governance

Horizonte 2 Project Update

HORIZONTE 2 PROJECT 4 Site Overview 61%(3) of financial execution (R$ 4.6 billion) Over 87% physically completed(2) Energy Surplus 130 MWh Expansion Capex of US$ 2,280 million (US$ 1,169/t) (1) Industrial capex. (2) At March 31, 2017. (3) Approximate cash disbursement up to March 31, 2017. Start-up brought forward: 1 month anticipation Inside the fence(1) Capex of US$ 979/t

H2 PROJECT TIMELINE

Main next steps leading to startup in 3Q17



Purchase of the industrial plants
Beginning of infrastructure and purchase of the TGs
Beginning of construction
Beginning of assembly
Beginning of forest machinery deliveries
Start of nursery operations (Mar 17)
Start of oil burning in the Recovery Boiler (Jun 17)
Commissioning and testing of industrial plant
Start-up (3Q2017)
Negotiations with concession holders and Port of Santos tendering
Definition of outbound logistics formats
Hiring of operational team
Initial hiring of harvest workers
Beginning of the commissioning of water treatment station (Dec 16)
Beginning of harvest (Jan 17)
Hydrostatic test of the Recovery Boiler (Mar 17)
Beginning of nursery operations (Mar 17)
Port terminal start-up (Sep 17)
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
2015
2016
2017

5

6 NOMINAL CAPACITY AND SALES BY REGION Leadership position with 8.2 million t/y and global distribution Nominal Capacity (‘000 t) Pulp sales destinations 37% 36% 36% 32% 19% 22% 8% 10% Total sales volume distribution after H2 start up(1) Current net revenue distribution(2) 6,577 7,955 8,050 8,150 8,150 8,150 (1) Includes Klabin’s sales volume (2) Considers 4Q16 last twelve months (3) The volumes in 2017 and 2018 will depend on the learning curve of the plants. The agreement with Klabin may be renewed by mutual consent.

7 Already planted 135,000 ha To be planted 52,000 ha Total 187,000 ha Wood purchased 7.4 million m3 42,000 ha to be planted in 2017 10,000 ha to be planted in 2018 Average distance from forest to mill H1 + H2 up to 100 km HORIZONTE 2 FORESTRY BASE Forestry base secured and close to mill as planned

8 LOGISTICS Integrated logistics - outbound and shipping Mato Grosso Mato Grosso do Sul Goiás Brasília Railway export corridor with high reliability and capacity Less transit time from mill to the Port of Santos Higher productivity per train With T32, Fibria becomes the pulp player with the highest storage capacity in Port of Santos Port Terminal 32

H2 SYNERGIES WITH CURRENT OPERATIONS Fixed cost dilution 9 Headcount synergy, by department Engineering Industrial Procurement Commercial Logistics Forestry Others (1) Full synergy Strong synergy Little synergy (1) Accounting, Legal, HR, R&D, Environmental, GRC, IT and Communication departments.

10 CAPEX EXECUTION TIMETABLE (R$ million) R$ 7,491 mn US$ 2,280 mn(1) (1) FX @ 3.30. (2) FX @ 3.17 (March, 31) (3) Related to the agreement with Klabin. Funds withdrawn by Mar 31, 2017(2) Contracted funds to be withdrawn(2) 3Q15 3Q15 0.2 - 2017 0.2 - 2018 0.1 - 2018 0.1 - 2017 0.2 - 2017 Horizonte 2 Project US$ 2.3 bn Excess of US$ 0.1 bn Management initiatives Total HORIZONTE 2 CAPEX Fully funded with low cost lines and disbursement flexibility 2.4 R$ 2.5 billion(2) To be withdrawn US$ 55 mn 1,109 mn 931 mn 185 mn

HORIZONTE 2 PROJECT ASSUMPTIONS 11 UNIT R$ US$ Pulp production/year k tons 1,950 1,950 Expansion capex(1) $ billion 7.5 2.3 Expansion capex(1) $/t 3,841 1,164 Inside the fence expansion capex $/t 3,260 979 Sustaining capex(2) $/t 195 59 Cash production cost(3) $/t 337 107 Energy surplus MWh 130 130 Project approval FX R$/US$ 2.80 - All in cash cost (estimated range)(4) $/t - 270-320 Pulp price(5) $/t - 497 Free Cash Flow (estimated) $/t - 177-227 Payback period (estimated) years - 5.1-6.6 (1) Includes chemical leasing (FX @ 3.30). (2) Estimated sustaining capex in perpetuity (FX @ 3.30). (3) Estimated weighted average cost, after mill balance. Includes energy sales (FX @ 3.15). (4) Cash cost + freight + SG&A + Sustaining Capex + Interest + taxes + working capital (FX @ 3.15) (5) 2017 market consensus.

MOST COMPETITIVE AND NON-REPLICABLE PROJECT 12 Horizonte 2 Project offers undisputable attractiveness Land Infrastructure Logistics Funding constraint Certified wood availability Governance standards Environmental requirements Credit quality

Free Cash Flow and Valuation

MORE COMPETITIVE CASH COST WITH H2 BHKP (US$/t) 14 Sources: Hawkins Wright (Production Costs December 2016) and Fibria’s 4Q16 Earnings Release-FX considered at R$/US$ = 3.15 (Brazil and Fibria). Fibria with Horizonte 2 (H2) cash production cost was estimated according to weighted average cost, after mill balance, converted at R$/US$ = 3.15. Includes energy sales. BHKP capacity (‘000 t) 1,130 1,105 2,075 2,290 4,915 3,420 15,275 TOTAL: 30,210 Interest Capex Income tax SG&A WC=($29/t)

EBITDA AND EV/EBITDA – ESTIMATED (2017-2020) H2 benefiting the metrics EBITDA (R$ million)(1) EV/EBITDA (x)(1) (1) Source: market consensus and Bloomberg. (2) market consensus. 15 3.35 FX (R$/US$)(2) 3.45 Net pulp price (US$/t)(2) 3.44 3.50 497 476 486 500

FREE CASH FLOW H2 benefiting the metrics Free cash flow (R$ million)(1) (1) Source: market consensus: Adjusted EBITDA (-) Maintenance capex (-) Net interest expense (+/-) Working capital (-) Income tax. (2) Exclude H2 funding interest expense. 16 3.35 FX (R$/US$)(1) 3.45 Net pulp price (US$/t)(1) 3.44 3.50 497 476 486 500

NET DEBT/EBITDA AND INTEREST COVERAGE H2 benefiting the metrics EBITDA/Net interest (x)(1) Net debt/EBITDA (x)(1) (1) Sources: market consensus and Bloomberg. 17 3.35 FX (R$/US$)(1) 3.45 Net pulp price (US$/t)(1) 3.44 3.50 497 476 486 500

Financial Robustness & Corporate Governance

Liquidity (@December31, 2016) 19 Bond 2027 on Jan 11, 2017: US$ 700 million coupon of 5.5% p.a. (1) Not including US$ 18 million related to MtM of hedging transactions. (2) Cash disbursement of US$ 1,164 million capex up to December 2016. Liquidity and Debt Amortization Schedule (US$ million) 541 Liquidity enough to pay down debt until Peer 1: 4Q19 1Q18 Peer 2: 443 2Q18 Fibria (3): (3) Not considering revolver credit lines and cash need to H2 funding. Peer 3: 2Q19

20 FUNDING COST AND G-SPREAD (BPS) Among the best credit quality in Brazil Funding Cost Average Cost (US$ p.a)1 Average Maturity (years) 4Q16 4Q16 + H2 3.6% 4.3 3.5% 4.5 4Q16 + H2 + Bond 3.7% 5.1 H2 2.9% 6.2 (1) Considering the portion of debt in reais fully adjusted by the market swap curves. (2) G-spread on March 24, 2017 Issuance with maturity in 2024 Issuance with maturity in 2027 G-spread (bps)²

21 21 AGRIBUSINESS CREDIT RECEIVABLE CERTIFICATES (CRAs) @December 31, 2016 CRA accounted for 25% of the total debt The largest CRA issuer in Brazil (R$ 3,975 million; Av. cost 98%) (1) Refer to note 7 – cash and cash equivalents in 4Q16 Financial Statements %CDI Positive carry R$ 675 million Tenor: 6 y Oct, 15 R$ 880 million Tenor: 7 y Jun, 16 R$ 470 million Tenor: 7 y Jun, 16 R$ 374 million Tenor: 7 y Aug, 16 R$ 326 million Tenor: 4 y Aug, 16 R$ 1,250 million Tenor: 7 y Dec, 16 SWAPPED SWAPPED Av. interest rate of financial investments(1)

22 22 EVOLUTION OF CURRENCIES FX devaluation is expected ** Bloomberg Forecast Chilean peso** Chilean peso Uruguayan peso Uruguayan peso**

WAIVER ON 4.5X COVENANT WAS FULLY NEGOTIATED Horizonte 2 start-up in 3Q17 boosts EBITDA and FCF generation 23 Leverage guidelines: Range of 2.0x to 2.5x net debt/EBITDA Maximum 3.5x net debt/EBITDA during expansion cycles Highlights: Covenants only triggered if Fibria loses the Investment Grade from 2 of the 3 rating agencies During the most critical periods of expansion, 4.5x covenant was waived NET DEBT/EBITDA (US$) Waiver 3.5x 2.0x – 2.5x Indebtness and Liquidity limits(1) (1) As stated in the Liquidity and Indebtedness Policy and Shareholders’ Agreement

CORPORATE GOVERNANCE The most advanced corporate governance level within the Brazilian P&P sector 24 (1) Controlling group (2) Free Float 41.44% + Treasury 0.06% (3) BNDESPar has 20.6% linked to a Shareholder’s Agreement with Votorantim S.A. during the first 3 years (until October 2017) and 10.3% during the following 2 years. Free Float (2) 41.50% Only 1 class of shares 100% voting rights 100% tag-along rights (Brazilian corporate law establishes 80%) Board of Directors with minimum 20% independent members Financial Statements to International Standards – IFRS Adoption of Arbitration Chamber SEC Registered ADR Level III program Listed in Novo Mercado, highest level at BM&FBovespa: Policies approved by the Board of Directors: Fiscal Council Board of Directors 20% independent members Role of CEO and chairman is split Personnel and Remuneration Committee Statutory Audit Committee Finance Committee Sustainability Committee Innovation Committee 30% independent members 100% independent members 50% independent members 45% independent members - General Meeting Indebtedness and Liquidity Market Risk Management Risk Management Corporate Governance Related Party Transactions Anti-Corruption Information Disclosure Securities Trading Antitrust Genetically Modified Eucalyptus Dividend Policy Sustainability Votorantim S.A. (1) 29.42% BNDESPar (1) 29.08% Shareholders agreement 8.48%

Business case differentials

Corporate Governance	✓ Listed in *Novo Mercado* – BM&Fbovespa and ADR Level III – NYSE ✓ High level of independence of board committees ✓ Several policies approved by the Board of Directors and publicly available
Horizonte 2 Project	✓ Proven ability to deliver projects on time within budget ✓ Low production cost – synergies, wood competitiveness, energy surplus of 130 MWh ✓ Attractive returns ✓ 100% automated nursery
Financial Robustness	✓ Strong liquidity ✓ One of the best credit quality in Brazil ✓ The largest CRA issuer bringing positive carry on 25% of total debt ✓ Competitive cost of debt ✓ Investment Grade focus
Forestry Operations Productivity	✓ Higher forestry productivity (MAI) compared to peers in Brazil ✓ Several wood cost reduction initiatives (PIFF / mixed harvest mechanization / maritime wood shipping) ✓ Mixed Harvest Mechanization / Maritime Wood Shipping Project
Outbound Logistics	✓ Captive Vessels (Pan Ocean) ✓ Private Port (Portocel) ✓ The highest storage capacity in the Port of Santos
Innovation	✓ Pulp Supply Agreement: **Puma Project** ✓ Eucastrong, totally chlorine free pulp (TCF) ✓ First nanocellulose (CNF) plant in Brazil ✓ Technology paths prioritized by maturity and economic attractiveness: pyrolysis, lignin, nanocellulose and others ✓ Partnerships with sector leaders for new business development: Ensyn, Lignol, CelluForce

25

Market Pulp

MARKET PULP IN 2017 27 (1) Fibria’s estimates (2) Includes 20,000 tons of temporary downtime FIBRIA EXPECTED SCENARIO FOR 2017 AT END OF 2016 FIBRIA EXPECTED SCENARIO FOR 2017, TODAY: APRIL -1,080(2) OKI’s output in 2017 fully offset by APRIL’s conversions/integrations Unexpected Closures, Conversions and Downtime (‘000/t) Unexpected Closures, Conversions and Downtime

NEW CAPACITY INVESTMENT PIPELINE No major new capacity announced after OKI and Horizonte 2 projects Capacity Additions (‘000 ton)(2) Pulp prices - CIF Europe (US$/ton)(2) (1) Partially integrated production. (2) Sources: Hawkins Wright, Poyry and Fibria Analysis. Pulp price estimates according to RISI (Jan/17) 7,400 kt 5,250 kt 28

Investor Relations: Website: www.fibria.com.br/ri E-mail: ir@fibria.com.br Tel: (+55 11) 2138.4565

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO